                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                        SUPER 8 ECONOMY LODGING IV, LTD.
                                (Name of Issuer)


        UNITS REPRESENTING ASSIGNMENTS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)


                                 --------------
                                 (CUSIP Number)


                                David I. Lesser
                           Everest Properties II, LLC
                    3280 East Foothill Boulevard, Suite 320
                           Pasadena, California 91107
                                 (818) 585-5920
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                APRIL 30, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x.] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D


CUSIP No.                                                     PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Everest Properties, LLC
            Taxpayer ID No.: 95-4576844
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]1
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          497 Units
      NUMBER OF       ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            497 Units
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      497 Units
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [ ]2

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      Approximately 4.9% (Based on 10,000 Units reported as outstanding as of March 31, 1997)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.                                                     PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Everest Properties II, LLC
            Taxpayer ID No.: 95-4599059
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]4
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          115 Units
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            115 Units
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      115 Units
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [ ]5

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      Approximately 1.2% (Based on 10,000 Units reported as outstanding as of March 31, 1997)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.                                                     PAGE 4 OF 11 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Everest Lodging Investors, LLC
            Taxpayer ID No.: 95-4619608
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            AF, BK, WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]6
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          115 Units
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            115 Units
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      115 Units
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [ ]7

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      Approximately 1.2% (Based on 10,000 Units reported as outstanding as of March 31, 1997)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.                                                     PAGE 5 OF 11 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Everest/Madison Investors, LLC
            Taxpayer ID No.: 95-4576843
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            AF, BK, WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]9
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          497 Units
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            497 Units
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      497 Units
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]10

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      Approximately 4.9% (Based on 10,000 Units reported as outstanding as of March 31, 1997
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This statement on Schedule 13D ("Statement") is filed by Everest Lodging Investors, LLC, a California limited liability company and Everest/Madison Investors, LLC, a California limited liability company, and their managing members to report their interest in units of limited partnership interest ("Units") in Super 8 Economy Lodging IV, Ltd., a California limited partnership.


ITEM 1.  SECURITY AND ISSUER.

         (a) The name of the subject company is Super 8 Economy Lodging IV, Ltd., a California limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 2030 J Street, Sacramento, California 95814.

         (b) The class of equity securities to which this Statement relates is the Units.


ITEM 2.  IDENTITY AND BACKGROUND.

         Everest/Madison Investors, LLC is a California limited liability company formed on March 11, 1996, and is engaged in the business of acquiring, holding, owning, investing in and selling interests in real property, primarily in the form of limited partnership interests. Its principal business address is 3280 E. Foothill Boulevard, #320, Pasadena, California 91107.

         Everest Lodging Investors, LLC is a California limited liability company organized on February 6, 1997, and is engaged in the business of acquiring, holding, owning, investing in and selling interests in real property, primarily in the form of limited partnership interests. Its principal business address is 3280 E. Foothill Boulevard, #320, Pasadena, California 91107.

         Everest Properties II, LLC is a California limited liability company organized on September 24, 1996, and is engaged in the business of acquiring, holding, owning, investing in and selling interests in real property, primarily in the form of limited partnership interests and serving as the manager of Everest Lodging Investors, LLC. Its principal business address is 3280 E. Foothill Boulevard, #320, Pasadena, California 91107.

         Everest Properties, LLC is a California limited liability company organized on March 25, 1996, to serve as the manager of companies engaged in real estate investments. Its principal business address is 3280 E. Foothill Boulevard, #320, Pasadena, California 91107.

         During the last five years, none of the persons filing this Statement nor, to the best of their knowledge, any of the persons listed in Schedule I ("Directors and Officers") has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Everest/Madison Investors, LLC obtained the funds to purchase the Units reported on this Statement from capital contributions by its members. Everest Lodging Investors, LLC obtained the funds to purchase the Units reported on this Statement from capital contributions by its members.

ITEM 4.  PURPOSE OF TRANSACTION.

         The parties filing this Statement believe that holding an interest in the properties underlying the Units is an attractive investment at the prices at which Units have been obtainable. They intend to monitor the status of such properties and the real estate markets generally, and based upon the results of such review and other economic considerations, including the availability of, and alternative uses of, investment funds, may determine to acquire additional Units, to sell Units now held, to seek to cause a sale of properties held by the Partnership, to itself or third parties, or to seek changes in the Partnership. However, at this time, the persons filing this Statement do not have any specific plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (a) through (j) of Item 4 in Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Everest/Madison Investors, LLC presently holds 497 Units, or approximately 4.9% of the outstanding Units, based upon the number of Units reported as outstanding on March 31, 1997. These Units were acquired by an offer to purchase which began on April 2, 1996 and closed May 3, 1996. The Partnership accepted the transfer of these Units to Everest/Madison Investors, LLC on or about May 28, 1996.

         Everest Lodging Investors, LLC owns 115 Units which were acquired in private purchase transactions and represent approximately 1.2% of the outstanding Units, based upon the number of Units reported as outstanding on March 31, 1997.

         As the manager of Everest Lodging Investors, LLC, Everest Properties II, LLC may be deemed to have beneficial ownership of the Units held by Everest Lodging Investors, LLC, even though the power to purchase or dispose of Units can be exercised only with approval of the members. Everest Properties II, LLC also may be deemed to have beneficial ownership of such Units because it owns a majority interest in one of the members in Everest Lodging Investors, LLC, even though that member has a minority interest. Everest Properties, LLC may be deemed to have ownership of Units held by Everest/Madison Investors, LLC because it serves as manager and is a member holding a 75% interest.

         In the past sixty days, the parties have made the following purchases of Units:

          Purchaser                            Date                  Units  Price        Method
          ---------                            ----                  -----  -----        ------
Everest Lodging Investors, LLC                3/3/97                   2    $310    Private Purchase
Everest Lodging Investors, LLC              3/5,3/13/97               15    $350    Private Purchase
Everest Lodging Investors, LLC                3/6/97                   2    $370    Private Purchase
Everest Lodging Investors, LLC         3/6,3/12,3/18,3/27/97          25    $375    Private Purchase
Everest Lodging Investors, LLC                4/15/97                  4    $380    Private Purchase
Everest Lodging Investors, LLC    3/5,3/14,3/19,3/24,4/1,4/9,4/14,    67    $400    Private Purchase
                                      4/15,4/16,4/21,4/23/97

         As a majority owner of Everest Lodging Investors, LLC, The Blackacre Capital Group, L.P. is entitled to economic benefit (dividends or distributions) from the Partnership and can influence voting, purchase or dispositions of Units by Everest Lodging Investors, LLC. The Blackacre Capital Group, L.P. has no interest in Units held by Everest/Madison Investors, LLC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The persons filing this Statement deny the existence of a group and disclaim beneficial ownership of the Units held by the other persons filing this Statement. This Statement is being filed as a precaution because the individuals performing management services for Everest Properties, LLC and Everest Lodging Investors, LLC are substantially the same, and are likely to make similar recommendations to both companies. There is no contract, arrangement or understanding, and no duty or obligation on the part of Everest/Madison Investors, LLC and Everest Lodging Investors, LLC or their members to act in concert, even though the common source of investment recommendations may be deemed to suggest a joint course of action.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         7.a     Agreement to file joint statement on Schedule 13D.

                                    SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 1997


                                        EVEREST/MADISON INVESTORS, LLC

                                        By:  EVEREST PROPERTIES, LLC, Manager



                                             By: /s/  W. ROBERT KOHORST
                                                 ---------------------------
                                                 W. Robert Kohorst
                                                 President



                                        EVEREST LODGING INVESTORS, LLC

                                        By:  EVEREST PROPERTIES II, LLC, Manager



                                             By: /s/  W. ROBERT KOHORST
                                                 ---------------------------
                                                 W. Robert Kohorst
                                                 President



                                        EVEREST PROPERTIES, LLC



                                        By: /s/  W. ROBERT KOHORST
                                            --------------------------------
                                            W. Robert Kohorst
                                            President



                                        EVEREST PARTNERS, LLC



                                        By: /s/  W. ROBERT KOHORST
                                            --------------------------------
                                            W. Robert Kohorst
                                            President

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

         Everest/Madison Investors, LLC is owned by its members, Everest Properties, Inc., a California corporation, and Everest Properties, LLC, a California limited liability company, which serves as manager and may be regarded as controlling Everest/Madison Investors, LLC. W. Robert Kohorst owns a controlling interest in both members.

         Everest Lodging Investors, LLC is owned 90% by The Blackacre Capital Group, L.P. and 10% by Everest Partners, LLC, which serves as manager. A majority of the interest in Everest Partners, LLC is owned by Everest Properties, LLC which, as noted above, is controlled by W. Robert Kohorst.

         The individuals managing the managers of Everest Lodging Investors, LLC and Everest/Madison Investors, LLC are W. Robert Kohorst and David I. Lesser, who are described below. Information about The Blackacre Capital Group, L.P., a Delaware limited partnership, is provided below.

         The business address of each executive officer and director described below is 3280 E. Foothill Boulevard, #320, Pasadena, California 91107. Each executive officer and director is a United States citizen. the name and principal occupation or employment of each executive officer and director are:

                              Present Principal Occupation or Employment
       Name                   Position and Five-Year Employment History
       ----                   ------------------------------------------
W. Robert Kohorst             President of Everest Realty Management, LLC, and
                              Everest Partners, LLC from 1996 - present.
                              President and Director of Everest Properties,
                              Inc., from 1994 - present.  President and Director
                              of KH Financial, Inc., from 1991 - present.

David I. Lesser               Executive Vice President and Secretary of Everest
                              Realty Management, LLC, and Everest Partners, LLC
                              from 1996 - present.  Executive Vice President of
                              Everest Properties, Inc., from 1995 - present.
                              Principal and member of Feder, Goodman & Schwartz,
                              Inc. from 1992 - 1996.  Counsel to Howard, Rice,
                              Nemerovski, Canady, Robertson & Falk from 1990 -
                              1992.

Jeffrey B. Citrin             Managing Partner of The Blackacre Capital Group,
                              L.P. from 1994 - present.  Managing Director of
                              Commercial Mortgage Investment Unit at Oppenheimer
                              & Co., Inc. from 1993 - 1994.  Vice President at
                              CS First Boston from 1991 - 1993.

Ronald J. Kravit              Managing Director of The Blackacre Capital Group,
                              L.P. from 1996 - present.  Affiliated with Apollo
                              Real Estate Advisors, L.P. from 1994 - 1996.
                              Senior Vice President/ Managing Director at G.
                              Soros Realty Advisors/Reichman International from
                              1993 - 1994.  Vice President/CFO at Maxxam
                              Property Company from 1991 - 1993.

Stephen P. Enquist            Chief Financial Officer of The Blackacre Capital
                              Group, L.P. from 1994 - present. Assistant Vice
                              President at Oppenheimer & Co., Inc., from 1993 -
                              1994.  Senior Financial Analyst at Goldman, Sachs
                              & Co. from 1992 - 1993.